Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

TALKING POINTS FOR PEOPLEFIRST CUSTOMERS - TO BE USED BY PEOPLEFIRST SALES FORCE

•	You are important to us.

•	We wanted to make sure we contacted you individually to talk about this announcement and confirm our commitment to you and make sure we continue to meet and service your needs.

•	As you have seen we have announced that Kindred and RehabCare Group have signed a definitive agreement for Kindred to acquire RehabCare Group.

•	This proposed transaction is subject to regulatory and other approvals and is not final.

BENEFITS FOR OUR CUSTOMERS

•	First and foremost, this opportunity is about improving lives.

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By bringing together these two strongly-aligned organizations and our dedicated and compassionate teams of therapists, physicians, nurses and other caregivers, we will deliver on the promises of both companies to provide hope, promote recovery and help our patients regain their lives as we work to improve care coordination and return them home.

•	Combining the strengths of Kindred and RehabCare will establish the nation’s premier provider of post-acute care services nationwide and in many local healthcare markets.

•	We are particularly excited about the opportunity to add RehabCare’s services in our Cluster Markets and Inpatient Rehabilitation Services to our service offerings.

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Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to “Continue the Care” for our patients and residents through an entire episode of treatment and recovery.

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Both Kindred and RehabCare have been aggressively developing a post-acute continuum of service lines in local markets — long-term acute care hospitals, inpatient rehabilitation facilities, subacute or transitional care, long-term care including Alzheimer’s and dementia care, and home care and hospice services — in order to partner with hospitals, health systems and payers to better manage episodes of care while at the same time improving quality and reducing costs.

•	The combination of the two companies will support and accelerate this strategy.

•	There will be no change in employees at the care delivery level — our customers will receive uninterrupted service.

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The combination of Kindred and RehabCare Group will create more value for our customers – including patients, business partners and payers – through greater efficiencies, expanded reach, increased operational and clinical performance and enhanced technology.

TRANSACTION OVERVIEW

•	Just to clarify, until closing our businesses will continue as normal and Peoplefirst and RehabCare Group will continue to operate as competitors.

TIMING

•	We expect to complete the transaction in the second quarter of 2011.

NEXT STEPS

•	As we continue through this transaction we will keep you updated on a regular basis on our progress and the future direction of the company.

•	We appreciate your support and I encourage you to contact me with any questions.

•	Our commitment includes providing uninterrupted service to you, our customers, and the residents and patients you serve.

•	You will receive the same or better customer service and deal with the same company representatives you always have.

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.